As filed with the Securities and Exchange Commission on March 20, 2015
File No. 811-23043

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form N-8B-2

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the Investment Company Act of 1940

Olden Lane Trust
(Name of Unit Investment Trust and Similar Series of Trusts)

[x]           Not The Issuer Of Periodic Payment Plan Certificates
[  ]           Issuer Of Periodic Payment Plan Certificates

_________________

I.	Organization and General Information

1.	(a)
Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

Olden Lane Trust, a Delaware Statutory Trust (an individual series thereof is referred to herein as a “Company”).

The Internal Revenue Service Employer Identification Number for Olden Lane Trust is 38-7133769.

(b)	Furnish title of each class or series of securities issued by the trust.

Olden Lane Trust Series 1 and subsequent series

2.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Olden Lane Securities LLC (the “Depositor”)
1 Main Street, Suite 202
Chatham, New Jersey 07928
Internal Revenue Service Employer Identification Number is:  47-2203938

3.
Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

Wilmington Trust, National Association (the “Trustee”)
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Internal Revenue Service Employer Identification Number is:  51-0055023

is the trustee acting for the series described in the answer to Item 1(b) herein.

The custodian (the “Custodian”) will meet the requirements of Section 26 of the Investment Company Act of 1940, as amended. The Custodian’s name, principal business address and zip code and the Internal Revenue Service Employer Identification Number will be identified in an amendment to the Registration Statement on Form S-6 under the Securities Act of 1933, as amended (the “Securities Act”) for the Olden Lane Trust Series 1.

4.	Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

The principal underwriter will be

Olden Lane Securities LLC (the “Depositor”)
1 Main Street, Suite 202
Chatham, New Jersey 07928
Internal Revenue Service Employer Identification Number is: 47-2203938

5.	Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

State of Delaware.

6.	(a)
Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

Olden Lane Trust was formed pursuant to the Master Trust Agreement dated as of February 10, 2015 entered into among Olden Lane Securities LLC, as Depositor, and Wilmington Trust, National Association, as Trustee, filed as Exhibit A(l)(a) hereto (the “Master Trust Agreement”). Each series of Olden Lane Trust will be created by a Series Supplement (a “Series Supplement”) to the Master Trust Agreement (collectively, the “Trust Agreement”), a form of which is filed as Exhibit A(1)(b) hereto. The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement.  Olden Lane Trust shall be composed of one or more separate series of beneficial interests in one or more segregated pools of assets of Olden Lane Trust (each of which shall be referred to herein as a “Company”) under the Delaware Statutory Trust Act, as amended from time to time (the “DSTA”). Each series of Olden Lane Trust shall be a separate series of trust within the meaning of the DSTA. As such, separate and distinct records shall be maintained for each Company, and the assets of Olden Lane Trust associated with any such series of Olden Lane Trust shall be held in separate and distinct records and accounted for in such separate and distinct records, apart from the assets of Olden Lane Trust or any other series of Olden Lane Trust.

It is expected that a Series Supplement for Olden Lane Trust Series 1 and subsequent series of Olden Lane Trust will be entered into prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act, filed for each series of Olden Lane Trust, and the Securities and/or Derivative Agreements and Derivative Transactions (each as defined below) comprising the portfolio will be attached to the Trust Agreement and described in the prospectus for the company (the “Prospectus”), and said Securities and Derivative Transactions will not be selected until at or about the date of their deposit.  The Trust Agreement provides (or will provide) that in no event shall the Company continue beyond such mandatory termination date as may be specified in the Trust Agreement.

(b)
Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.  (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

Form of Master Services Agreement for Olden Lane Trust Effective for Unit Investment Trusts Investing in Equity Securities, Debt Securities and/or Derivative Transactions proposed to be entered into among Olden Lane Trust, a Delaware statutory trust, Olden Lane Securities LLC, as Depositor, [●], as Custodian, Transfer Agent and Administrator ([●], the “Administrative & Custodial Parties”), and Olden Lane Advisors LLC, as Evaluator and Supervisor (such agreement, the “Master Services Agreement”), a form of which is filed as Exhibit A(2)(a) hereto, along with a Series MSA Supplement (a “Series MSA Supplement”) to the Master Services Agreement (collectively, the “Services Agreement”) for each respective series of Olden Lane Trust under the terms of which Olden Lane Trust and Olden Lane Trust Series 1 and subsequent series of Olden Lane Trust will operate and the units for Olden Lane Trust Series 1 and subsequent series of Olden Lane Trust will be offered, a form of which is filed as Exhibit A(2)(b) hereto.  The responses contained herein summarize, and are qualified in their entirety by, provisions of the Services Agreement.  It is expected that the Services Agreement for Olden Lane Trust Series 1 and subsequent series of Olden Lane Trust will be entered into prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act, filed for each series of Olden Lane Trust.

7.	Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

Olden Lane Trust has never changed its name.

8.	State the date on which the fiscal year of the trust ends.

December 31 unless otherwise specified in the Prospectus.

Material Litigation

9.
Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding.  Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.  Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None.

II.	General Description of the Trust and Securities of the Trust

General Information Concerning the Securities of the Trust and the Rights of Holders

10.	Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)	Whether the securities are of the registered or bearer type.

Securities will be of the registered type.

(b)	Whether the securities are of the cumulative or distributive type.

Securities will be generally of the distributive type.

(c)	The rights of security holders with respect to withdrawal or redemption.

See answer to Item 10(d).

(d)	The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Unitholders may redeem their units on any trading day provided a timely, properly completed request for redemption is received by [●] as Transfer Agent (the “Transfer Agent”).  Redemption shall be made by the Transfer Agent no later than the seventh calendar day following the day on which a tender for redemption is received in proper form, provided that if such day of redemption is not a trading day, then such Unit shall be redeemed on the seventh calendar day following such trading day (being herein referred to as the “Redemption Date”) by payment of the cash equivalent to the unit value, determined by the Administrator as of the evaluation time on the date of tender, for such Company multiplied by the number of units being redeemed (the “Redemption Price”).  The Redemption Price for units of each Company shall be computed by [●] as Administrator (the “Administrator”) as of the evaluation time and in the manner set forth in Item 44(a).

The right of redemption for a Company may be suspended and payment postponed for more than seven calendar days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted; (2) for any period during which disposal of Securities or Derivative Transactions (as defined below) is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Securities or Derivative Transactions in accordance with the Services Agreement; or (3) for such other period as the Securities and Exchange Commission (the “SEC”) may by order permit.

There can be no assurance that a secondary market for the units of a Company will develop. After the initial offering, the Depositor and certain other broker-dealers may, although not obligated to do so, maintain a market for units of a Company and continuously offer to purchase units at prices determined by Olden Lane Advisors LLC as Evaluator (the “Evaluator”).  Neither the Depositor nor any broker-dealer is required to make a market and if they do, the Depositor or such broker-dealer may stop making a market at any time.

For a Company for which in-kind distribution is specified to be available in the relevant Prospectus, and subject to the restrictions set forth in the Prospectus of the Company, unitholders of a Company may request an in-kind distribution of (i) such unitholder’s pro rata portion of each of the Securities listed on a United States securities exchange or primarily traded in a United States securities market or trading system in such Company, in whole shares, and (ii) cash equal to such unitholder’s pro rata portion of the cash balances of the Company determined as follows:  (x) a pro rata portion of the net sale proceeds of Securities representing any fractional shares included in such unitholder’s pro rata share of the Securities and of Securities that are not listed on a United States securities exchange or primarily traded in a United States securities market or trading system, (y) with respect to a Derivative Transaction, plus or minus the amount of the pro rata portion of Derivative Transactions allocable to the redeemed units as provided below; and (z) such other cash as may properly be included in such unitholder’s pro rata share of the sum of the cash balances of the Company in an amount equal to the unit value computed in the manner set forth in Item 44(a) on the date of tender less amounts determined in clauses (i) and (ii)(x) and (y) above.  Any in-kind distribution will be reduced by customary transfer and registration charges.

In the case of Companies with Derivative Transactions (as defined below), the Depositor shall take action to terminate the pro rata portion of Derivative Transactions allocable to the redeemed units.  Unitholders will not receive any type of “in-kind” distribution of Derivative Transactions.  To the extent there are payments due the Company under the Derivative Agreement, the proceeds will be credited to the Company Capital Account.  To the extent there are payments due the counterparty under the Derivative Agreement (such party, the “Derivative Counterparty”), the Company shall pay out of the Company Capital Account and then to the extent amounts therein are insufficient, from the Company Income Account, any amounts owed to a Derivative Counterparty.

With respect to any Company which is a widely held fixed investment Company, for the purpose of funding the Company Capital Account for payment of the Redemption Price with respect to each tender of a unit or units for redemption, the Depositor shall endeavor to sell the pro rata amount of each Security and terminate the pro rata portion of each Derivative Transaction allocable to the tendered units as soon as reasonably practicable following such tender.

If the Depositor shall offer a subsequent series of a Company (the “New Company”), unitholders may elect to have their units redeemed through an in-kind distribution in the manner provided above, the Securities and Derivative Transactions included in the in-kind distribution sold or terminated, and the cash proceeds applied to purchase units of the New Company.  All units so tendered by a unitholder shall be redeemed and canceled.  Subject to payment by such unitholder of any tax or other governmental charges which may be imposed thereon, such redemption is to be made through an in-kind distribution with the cash and/or Securities sold or terminated by the Depositor.

To transfer units, unitholders must hold and transfer their units through an entity which is a participant in Depository Trust Company and units may only be transferred in accordance with procedures of Depository Trust Company and its direct and indirect participants.

(e)
If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

Not applicable.

(f)
The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust’s securities or the underlying securities and the relationship of such persons to the trust.

The Trust Agreement and the Services Agreement may be amended by the Trustee and the Depositor (or in the case of the Services Agreement, by the series of Olden Lane Trust, the Depositor, and the Administrative & Custodial Parties) or their respective successors without the consent of any of the unitholders:

(i)	to cure any ambiguity or to correct or supplement or change any provisions which may be defective or inconsistent;

(ii)	to change any provision thereof as may be required by the SEC, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to Olden Lane Trust;

(iii)	to make such provisions as shall not materially adversely affect the interests of the unitholders; or

(iv)
to make such amendments as may be necessary (a) for the Company to continue to qualify as a “regulated investment company” for tax purposes (a “RIC”) if the Company is a RIC, (b) to prevent the Company from being deemed an association taxable as a corporation for federal income tax purposes if the Company has not elected to be taxed as a RIC or (c) for the Company to continue to qualify as a grantor trust for federal income tax purposes if the Company has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

The Trust Agreement with respect to a Company may also be amended in any respect by the Depositor, Evaluator, Supervisor and the Trustee (or in the case of the Services Agreement, by the series of Olden Lane Trust, the Depositor, and the Administrative & Custodial Parties), or any of the provisions thereof may be waived, with the consent of the holders of units representing 66-2/3% of the units then outstanding of such Company, provided that no such amendment or waiver will permit a reduction of the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of, or waiver of any right under the Trust Agreement without the consent of the unitholders of all of the units then outstanding of the affected Company and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the Company with the power to engage in business or investment activities other than as specifically provided in the Services Agreement, (3) adversely affect the tax status of the Company for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the Company has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the Company. In addition, the Trust Agreement (and the Services Agreement) may not be amended without the consent of all unitholders, so as (i) to permit, except in accordance with the stated terms and conditions, the acquisition hereunder of any Securities or the execution of any Derivative Agreement other than those specified in the related Services Agreement, or (ii) to reduce the percentage of units the holders of which are required to consent to certain of such amendments or to reduce the interest in a Company represented by units.

A Company may be dissolved at any time by the unitholders representing 66-2/3% of the units thereof then outstanding.  The Depositor may direct the dissolution of the Company (x) if a default, termination event or similar event under a Derivative Agreement, if any, has occurred, or (y) if the value of a Company shall be less than the specified minimum value (if any), stated in the Trust Agreement.  Upon the date of dissolution the registration books of the Company shall be closed.

The Depositor and the Trustee may amend the Trust Agreement (and the Services Agreement) with respect to a Company electing to be taxed as a RIC for federal income tax purposes as the Depositor deems necessary or advisable to cause the conversion of a Company from a “unit investment trust” to a “closed-end company” or to an “open-end company,” as those terms are defined in the Investment Company Act of 1940, as amended, provided that such conversion and any action taken in connection therewith shall require the affirmative vote or consent at a meeting of the unitholders of such Company of the lesser of (a) 67% or more of the units present at such meeting, if the holders of more than 50% of the outstanding units of such Company are present or represented by proxy or (b) more than 50% of the outstanding units of such Company.

No unitholder shall have the right to control the operation and management of any Company in any manner, except to vote with respect to (1) the amendment of the Trust Agreement or Services Agreement, or (2) dissolution of any Company.  The Depositor shall have the right to vote the Securities as provided in the Services Agreement and no unitholder will have the right to vote any Securities contained in a Company’s portfolio.

(g)	Whether security holders must be given notice of any change in:

(1)	the composition of the assets in the trust.

Yes.

(2)	the terms and conditions of the securities issued by the trust.

Yes.

(3)	the provisions of any indenture or agreement of the trust.

Yes.

(4)	the identity of the depositor, trustee or custodian.

Yes.

(h)	Whether the consent of security holders is required in order for action to be taken concerning any change in:

(1)	the composition of the assets in the trust.

No, except in the circumstances noted in Item 16.

(2)	the terms and conditions of the securities issued by the trust.

Reference is made to the information provided in answer to Item 10(f).

(3)	the provisions of any indenture or agreement of the trust.

Reference is made to the information provided in answer to Item 10(f).

(4)	the identity of the depositor, trustee or custodian.

No.

(i)	Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

None.

Information Concerning the Securities Underlying the Trust’s Securities

11.	Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest:

A Company may own common stocks, preferred stocks, shares of registered investment companies, interests in public or private funds or commodity pools, other equity securities, bonds, notes, other fixed income securities (including strips and zero-coupon bonds), other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus contract securities, replacement securities, and additional securities, if any, each as defined in the Services Agreement) (collectively referred to herein as the “Securities”).  All undistributed income received or accrued thereon, and any undistributed cash realized from the sale, redemption or other disposition of the Securities will be deposited in the Company.  A Company may own derivatives, including over-the-counter or centrally cleared options, swaps or other contracts having payments or deliveries based on interest or other rates, currencies, commodities, securities, bonds, indices, quantitative measures, or other financial or economic indicia (each a “Derivative Transaction”).  Each Derivative Transaction will be evidenced by an agreement between the Company and the related Derivative Counterparty, including any credit support arrangements (collectively, the “Derivative Agreement”).

12.	If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)	Name of company.

(b)	Name and principal business address of depositor.

(c)	Name and principal business address of trustee or custodian.

(d)	Name and principal business address of principal underwriter.

(e)	The period during which the securities of such company have been the underlying securities.

Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

13.	(a)
Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust’s securities are subject:

(A)	the nature of such load, fee, expense or charge;

(B)	the amount thereof;

(C)	the name of the person to whom such amounts are paid and his relationship to the trust;

(D)	the nature of the services performed by such person in consideration for such load, fee, expense or charge

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit determined under Item 44(a) plus any accrued interest and any allowance the Depositor makes to dealers and agents, concessions or agency commissions in connection with the distribution of units during the initial offering period. The sales load is expected to vary from Company to Company depending upon circumstances including, but not limited to, the type of underlying assets included in a Company’s portfolio and a Company’s maturity.  The initial offering period for a Company will last until such time as the total number of units created are sold or as determined by the Depositor.  The public offering price may include the creation and development fee as well as the organizational costs if indicated in the Prospectus.

Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and through others.  Sales may be made to or through dealers at prices which represent discounts from the public offering price.  Certain commercial banks may make units of a Company available to their customers on an agency basis.  A portion of the sales charge paid by their customers is retained by or remitted to the banks.

In addition, the Depositor may realize a profit or a loss resulting from (i) the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Company, which may be based on the offering side evaluation of the Securities and (ii) any market making activities with respect to the units.  The Depositor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities and/or Derivative Transactions in a Company.  The Depositor may also receive a customary broker’s fee in connection with the deposit of any Derivatives Agreement into the Trust. In no event will the broker’s fee exceed regulatory maximums.

For providing bookkeeping and administrative services to a Company of a character described in Section 26(a)(2)(C) of the Investment Company Act of 1940, as amended, the Depositor may receive an annual fee, as set forth in the Company’s Prospectus.

For providing portfolio supervisory services to a Company of a character described in Section 26(a)(2)(C) of the Investment Company Act of 1940, as amended, the Supervisor may receive an annual fee, as set forth in the Company’s Prospectus.

For providing valuation services to a Company of a character described in Section 26(a)(2)(C) of the Investment Company Act of 1940, as amended, the Evaluator may receive a fee, as set forth in the Company’s Prospectus.

In no event will such compensation, when combined with all compensation received from other Companies for which the Depositor and its affiliates act as Depositor, Evaluator or Supervisor and provide such services, exceed the aggregate costs to such entities for providing such services in any calendar year.

For each given Company for services performed under the Services Agreement, the Depositor, Supervisor, Evaluator and the Administrative & Custodial Parties shall be paid an annual fee, as set forth in the Prospectus for a Company, accruing daily and based on the number of units outstanding as of January 1 of each year except during the initial offering period of units, in which case the fee for a month is based on the number of units outstanding at the end of such month until the end of the initial offering period, at which time the fee shall be computed based upon the number of units outstanding as of the end of the initial offering period until the following January 1.

Funds that are available for future distributions, redemptions and payments of expenses are held in accounts which are non-interest bearing to unitholders and are available for use by Administrative & Custodial Parties pursuant to applicable law.

The Trustee shall be entitled to receive from Olden Lane Trust with respect to each Company as compensation for its services performed under the Trust Agreement, such fees as have been separately agreed upon with the Depositor. The Depositor shall be jointly and severally liable for such compensation to the extent not promptly paid by Olden Lane Trust.

The fees of each of the Depositor, Custodian, Transfer Agent, Administrator, Evaluator and Supervisor may be increased without approval of unitholders by amounts not exceeding the percentage increase in the Consumer Price Index entitled “All Services Less Rent of Shelter”, published by the U.S. Department of Labor or any equivalent index substituted therefor.

If the Prospectus related to a given Company specifies a creation and development fee in connection with the Company, the Depositor shall receive such creation and development fee.  The actual creation and development fee (if any) will be a fixed amount per unit specified in the related Prospectus and shall be paid to the Depositor at the close of the initial offering period or accrued on a daily basis as specified in the related Prospectus.

Certain expenses incurred by the Depositor in establishing a Company may be paid by the Company to reimburse the Depositor if indicated in the Prospectus.  They include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses and other Company documents, the cost of the negotiation and preparation of the Services Agreement, Trust Agreement, any Derivative Agreements and any other related agreements, the fees of securities regulators, commodities regulators and federal and state registration fees, the initial valuation and audit of the Company, the costs of any portfolio consultant, any licensing fees, the initial fees and expenses of the Trustee, the Custodian, the Transfer Agent and the Administrator, and legal and other out-of-pocket expenses related thereto.  Such expenses do not include the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses.

With respect to Companies that enter into Derivative Transactions, the Derivative Counterparty may receive a fee, the amount of which and timing of payment of which will be disclosed in the related Prospectus.

The following additional charges are or may be incurred by the Company:  (a) expenses and disbursements incurred with respect to such Company under the Services Agreement, including license fees, if any, legal, tax accounting and reporting and auditing expenses, including, but not limited to, the fees and expenses of attorneys, accountants and other advisors engaged by the Depositor or Administrative & Custodial Parties, expenses incurred in connection with any communications disseminated by Depository Trust Company, sub-custodial fees, and for any extraordinary services performed by the Administrative & Custodial Parties; (b) various governmental charges; (c) foreign custodial and transaction fees (which may include compensation paid to the Custodian or its subsidiaries or affiliates), if any; (d) fees for services provided by an affiliate of the Administrative & Custodial Parties selected by the Depositor to act as broker or dealer in connection with the execution of the purchase and sale or securities, and foreign exchange transactions and (e) the expenses related to updating the registration statement for a series of Olden Lane Trust, to the extent of legal fees, typesetting fees, electronic filing expenses and regulatory filing fees.

In addition various indemnities may be payable to the Trustee, Administrative & Custodial Parties, Depositor and Supervisor for losses incurred without their gross negligence, bad faith or willful misconduct.

(b)	For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

Not applicable.

(c)
State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.  State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested.  List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

With respect to a Company, the total fees payable on purchase as well as on an annual basis, as a percentage of the public offering price, will be set forth in the related Prospectus.  Some annual fees such as the creation and development fee and trust operating expenses are fixed amounts and will vary, as a percentage, depending on the net worth of the Company at the time of deduction.  The Prospectus will disclose such amounts based on an assumed net worth of the Company.

A reduced sales charge resulting from quantity discounts may apply to purchases of units on any one day by the same purchaser from the same broker or dealer.  The reduced sales charge may also be applicable to purchases by the spouse or child of a purchaser or by a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account.  The Depositor may permit officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household, parents and trustees, custodians or fiduciaries for the benefit of such persons) of Olden Lane and its affiliates, or by employees of selling firms and their family members (spouses, children and parents) to purchase units of a Company at a reduced sales charge.  In addition, the Depositor may eliminate the sales charge to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed.  A reduced sales charge may be offered to investors using the redemption or termination proceeds for a Company to purchase units of another Company.  The amounts of such reductions, when determined, will appear in the Prospectus.

(d)
Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

A program of reduced or eliminated sales charges may be implemented in order to (i) competitively price large quantity orders or rollover investments, (ii) to otherwise accommodate the fee structure of certain selling firms and (iii) to encourage investment in the Depositor’s products by its and its affiliates’ employees, directors and officers and by the selling firm’s employees and their respective families.

(e)	Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

Reference is made to the information provided in answer to Item 13(c) for further information.

(f)
State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust’s securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Not applicable.

(g)
State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14.
Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust’s securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Upon the Custodian’s confirmation to the Transfer Agent of the Custodian’s receipt of the initial deposit of (i) Securities, (ii) contract securities and cash and/or letters of credit in an amount sufficient to purchase the contract securities and/or (iii) one or more executed Derivative Agreements by the Depositor on behalf of the Company, the Transfer Agent will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Services Agreement.

15.
Describe the procedure with respect to the receipt of payments from purchasers of the trust’s securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the information provided in answer to Item 13(a) as to the nature and type of broker-dealers and arrangements with respect to selling units. On the first settlement date and the settlement date for each additional issuance of units thereafter, the Depositor will cause the proceeds of the units to be used to purchase the Securities in the manner described in Item 16.

16.	Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

On the initial date of deposit, the Depositor will deliver to the Custodian (x) the Securities or (y) contracts for the purchase thereof together with cash and/or a letter of credit to secure the purchase price thereof for deposit in the Companies.  Upon the Custodian’s confirmation to the Transfer Agent of the Custodian’s receipt of such assets so deposited, the Transfer Agent shall record the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Services Agreement.  The Depositor has a limited right of substitution for such Securities in the event of a failed contract.

From time to time thereafter the Depositor may assign, convey to and deliver to the Custodian the assets specified in (x) and (y) above.

The Depositor may also concurrently with a subscription of units enter into contracts for the sale of such units (“Unit Sale Contracts”) with the purchaser’s obligations under the Unit Sale Contracts guaranteed by the National Securities Clearing Corporation and deliver to the Custodian, additional Securities, Contract Securities representing such additional Securities or a list of additional Securities which the Depositor shall cause to be purchased for the account of the related Company accompanied by cash and/or letter(s) of credit.  Pursuant to the terms of the Services Agreement, the Depositor has assigned to Olden Lane Trust, as security for the Depositor’s obligations to make payment for purchase of Securities all of the Depositor’s interest in the Unit Sale Contracts and has appointed the Transfer Agent, as agent for Olden Lane Trust, as its attorney-in-fact with full authority to deliver units to the counterparties on behalf of the Depositor against payment.  The Trust, and the Transfer Agent on its behalf, may enforce all of the Depositor’s rights thereunder.

The Depositor shall verify with the Custodian the number of additional units to be created and additional Securities to be delivered and shall enter into contracts for the purchase of the additional Securities which the Depositor will cause to be purchased for the account of the Company.

On the settlement date for such subscription when the Transfer Agent is to deliver or assign the additional units, the Depositor shall deliver to the Custodian (a) any additional Securities (or contracts to purchase such additional Securities together with cash or a Letter of Credit in the amount necessary to settle such contracts) or (b) cash in an amount equal to the aggregate value of the additional Securities to be acquired by the Depositor for the account of the Company, and adding or subtracting the difference between such aggregate value and the value of the additional units as of the business day preceding the trade date.

On the settlement date for such subscription, the Transfer Agent shall, in exchange for the Securities and cash or Letter of Credit described above, deliver to, or assign in the name of or on the order of, the Depositor, the verified number of additional units specified in the Depositor’s subscription notice for additional units.  The Depositor may continue to make additional deposits of Securities into a Company following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the quantity of Securities in such Company attributable to each unit existing on the initial date of deposit.

With respect to a Company having Derivative Agreements, the Depositor will enter into one or more Derivative Transactions on behalf of the Company.  The Depositor will, on behalf of the Company, execute and deliver such additional Derivative Agreements and related additional Derivative Transactions, provided that any such additional Derivative Agreements and additional Derivative Transactions will have terms which are, except for the quantity, the same as the initial Derivative Agreements and Derivative Transactions.  The Depositor will assure that all additional Derivative Agreements and Derivative Transactions entered into in connection with the issuance of additional units shall maintain, as nearly as practicable, the ratio of the quantity of Derivative Transactions attributable to each unit existing on the initial date of deposit.  The Company’s obligations to pay any amounts due from the Company under a Derivative Agreement may be designated to be secured by a pledge in respect of the Company’s assets held in a Company Collateral Account.

The Depositor may not alter the portfolios of the Companies by the purchase, sale or substitution of Securities and/or Derivative Transactions, except in the circumstances noted below. Thus, with the exception of redemption or maturity of Securities or Derivatives Transactions in accordance with their terms (and reinvestments made in connection with certain Companies), the assets of the Company will remain unchanged under normal circumstances.

If necessary, in order to maintain the sound investment character of a Company, the Depositor may sell, liquidate, transfer, terminate or otherwise dispose of Securities or Derivative Transactions on behalf of such Company at such price and time and in such manner as shall be determined by the Depositor and to exercise any rights and powers of the Company as a party to a Derivative Agreement or any other agreement to which the Company is a party, provided that the Supervisor has determined in its sole and absolute discretion that any one or more of the following conditions exist with respect to such Securities or Derivative Transactions:

(i)	that there has been a default in the payment of interest, dividends or other payments or deliveries when due in respect of Securities;

(ii)	that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of interest, dividends or other payments or amounts in respect of Securities, or that there exists any legal question or impediment affecting such Securities or the payment of interest, dividends or any other amount in respect of the same;

(iii)
that there has occurred any breach of covenant or warranty in any document relating to an issuer of the Securities which would adversely affect either immediately or contingently the payment of interest, dividends or other amounts in respect of the relevant Securities, or the general credit standing of an issuer of Securities or a Derivative Counterparty or otherwise impair the sound investment character of such Securities or Derivative Transaction(s);

(iv)
that there has been a default in the payment of interest, dividends, principal of or income or premium, if any, or any other amount payable on any other outstanding obligations of an issuer of Securities;

(v)
that the Supervisor becomes of the opinion, as evidenced in writing to the Depositor and the Administrative & Custodial Parties, that the retention of certain Securities or Derivative Transaction(s) would be detrimental to the Company and to the interest of the unitholders due to (x) a decline in the value of such Security or Derivative Transaction, (y) a decline in the creditworthiness of an issuer of Securities, or (z) the occurrence of other such credit factors;

(vi)	that such sale or termination is required due to units tendered for redemption or to pay Company expenses;

(vii)	that as of a record date, the Security is scheduled to be redeemed and paid prior to the related distribution date;

(viii)
that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Supervisor the sale or tender of the Security is in the best interest of the unitholders;

(ix)
that the Security has been removed from the Company’s target index (if applicable) or is over-represented in the Company’s portfolio in comparison to such Security’s weighting in the Company’s target index;

(x)	that the sale of such Securities or the termination of such Derivative Transactions is required in order to maintain the characterization of the Company for federal income tax purposes;

(xi)
that as result of the ownership of the Security or Derivative Transaction, the Company or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or

(xii)
that due to any law, regulation or regulatory request, rule, standard, guideline, policy, directive or guidance (whether formal or informal) in effect from time to time, it is unlawful or inadvisable for the Company, or it would result in material adverse consequences for the Company, to hold such Securities or be a party to such Derivative Transactions.

The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the relevant Company Capital Account (as defined below) for distribution to unitholders.

In the event that an offer by the issuer of any of the Securities or any other party shall be made to issue new securities, or to exchange securities for Company Securities, including an exchange or substitution pursuant to a plan for the refunding or refinancing of Securities, the Custodian shall at the direction of the Supervisor, on behalf of the relevant Company, process the vote against such offer in the case of a Company that is a grantor trust, or accept or reject any such offer in the case of a Company that is a RIC for federal tax purposes.  Notwithstanding the forgoing, if (i) the issuer is in default with respect to such Securities or (ii) in the opinion of the Supervisor, given in writing to the Custodian, there is a reasonable likelihood that the issuer will default with respect to such Securities in the reasonably foreseeable future, the Depositor shall instruct the Custodian in writing to accept or reject such offer or take any other action with respect thereto as the Supervisor may deem proper on behalf of the relevant Company. If any such issuance, exchange or substitution be effected, any securities, cash and/or property received shall be promptly sold, if securities or property, by the Depositor for the account of the Company, unless the Supervisor advises the Custodian to keep such securities, cash or property.  With respect to a Company which qualifies as a RIC and is an index trust (as such term is defined in the Services Agreement), the cash received in such exchange and cash proceeds of any such sales shall be reinvested by the Depositor, to the extent practicable, into any security which replaces such Security as a component of its target index or, if no security so replaces such Security, into any other Securities which are under-represented in the index trust’s portfolio in comparison to their weighting in its target index, and to the extent not so reinvested shall be distributed pursuant to the following sentence.  With respect to all other Companies, the cash received in such exchange and cash proceeds of any such sales shall be credited to the Company Capital Account and distributed to unitholders.

17.	(a)	Describe the procedure with respect to withdrawal or redemption by security holders.

(b)
Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust’s securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

(c)	Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Transfer Agent by tendering units to the Transfer Agent.  The redemption process is described in response to Item 10(d).

The Depositor shall have the right to purchase units tendered for redemption and will make such purchase in no event subsequent to the Transfer Agent’s close of business on the day on which such unit was tendered for redemption.  Any unit purchased by the Depositor may at the option of the Depositor be tendered to the Transfer Agent for redemption in the manner provided in in response to Item 10(d).

For all redemptions, that portion of the Redemption Price which represents interest or dividends shall be withdrawn from the Company Income Account of such Company to the extent available.  The balance paid on any redemption, including accrued interest, if any, shall be withdrawn from the Company Capital Account and the Company Income Account of such Company to the extent that funds are available for such purpose.

The Supervisor, who may consult with the Depositor, will designate the Securities held in each Company to be sold and/or the relevant quantity of the Derivative Transactions of the Company to be terminated for the purpose of redemption of units tendered for redemption.

In the case of a Company with Derivatives Transactions, the Depositor shall take action to terminate the pro-rata portion of Derivatives Transactions allocable to the redeemed units within a time consistent with the liquidation of the related Securities.  Unitholders will not receive any type of “in-kind” distribution of Derivative Transactions.

18.	(a)
Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

Olden Lane Trust shall be composed of one or more separate series of beneficial interests in one or more segregated pools of assets of Olden Lane Trust (each of which will be a “Company” as referred to herein) under the DSTA, as amended from time to time, and each series of Olden Lane Trust shall be a separate series of trust within the meaning of the DSTA. As such, separate and distinct records shall be maintained for each Company, and the assets of Olden Lane Trust associated with any such series of Olden Lane Trust shall be held in separate and distinct records and accounted for in such separate and distinct records, apart from the assets of Olden Lane Trust or any other series of Olden Lane Trust.  The assets of one series of Olden Lane Trust shall be segregated in the records maintained for separate series of Olden Lane Trust and the expenses of any one series of Olden Lane Trust shall not be charged against any other series of Olden Lane Trust.  Except as provided in the Services Agreement, units representing the ownership of an undivided beneficial interest in one series of Olden Lane Trust shall not be exchangeable for units representing the ownership of an undivided beneficial interest in any other series of Olden Lane Trust.

With respect to each Company, the Securities and Derivative Transactions and all other receipts are credited by the Custodian to a separate Capital Account for such Company (each such account for a Company, the “Company Capital Account”). With respect to each Company, the Custodian shall collect interest, dividends or other like cash distributions on the Securities held in the related Company Capital Account (including all moneys representing penalties for the failure to make timely payments on the Securities, or as liquidated damages for default or breach of any condition or term of the Securities and other income attributable to a failed contract security for which no replacement security has been obtained), and credit such income to a separate account for each Company (each such account for a Company, the “Company Income Account”).

The Company normally has no cash for distribution to unitholders until it receives payments on the Securities delivered to the Company.  In the case of a fixed-income Company, since interest usually is paid semi-annually, during the initial months of a fixed-income Company, the Company Income Account, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution.  Thereafter, assuming the Company retains its original size and composition, after deduction of the fees and expenses and reimbursements to the Custodian for any amounts advanced to a Company, the Transfer Agent will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Company on the preceding record date.

The Custodian will place and maintain in the care of a foreign sub-custodian any Company’s foreign securities, cash and cash equivalents in amounts reasonably necessary to effect that Company’s foreign securities transactions with an entity in compliance with applicable law. Such entity may be an affiliate or subsidiary of the Custodian or any other entity in which the Custodian may have an ownership interest.

(b)	Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Unitholders of a Company may be offered the option to elect to have distributions of principal (including capital gains, if any) or income or both automatically reinvested in units of their Company as may be described in the Prospectus.

(c)
If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

With respect to each Company, the Custodian shall be directed by the Depositor to withdraw from the Company Capital Account or the Company Income Account of any Company such amounts, if any, as the Depositor deems necessary to establish a reserve for any taxes or other governmental charges or other fees or expenses payable out of the Company.  Amounts so withdrawn shall be credited to a separate reserve account maintained for a Company (the “Company Reserve Account”) as described in the Services Agreement.

Company Collateral Accounts. With respect to a Company having Derivatives Agreements, for each Derivative Counterparty, there will be one or more collateral accounts in the name of the Company into which the Custodian shall deposit assets of the Company (each, a “Company Collateral Account”).  There will be a lien on the assets of the Company Collateral Account in favor of the Derivative Counterparty to secure the performance of the Company’s obligations to the Derivative Counterparty under the related Derivative Agreement.  Assets therein will not be transferred, used or re-hypothecated except (i) upon the written instruction of the Depositor, or, (ii) if the Depositor notifies the Custodian that an event of default under the Derivative Agreement has occurred with respect to which the Company is the defaulting party.

Counterparty Collateral Accounts. With respect to a Company having Derivatives Agreements, the Depositor shall cause each Derivative Counterparty to establish one or more collateral accounts in its name with a custodian bank, as custodian (the “Counterparty Collateral Accounts”) and Derivative Counterparty will deposit Derivative Counterparty assets therein and establish a lien on the assets of the Counterparty Collateral Account in favor of the Company to secure the performance of the Derivative Counterparty’s obligations to the Company under the related Derivative Agreement.  Assets therein shall remain under the sole dominion and control of the custodian and shall not be subject to transfer, use or re-hypothecation except (i) upon the written instruction of the Derivative Counterparty in accordance with the relevant credit support agreement, or, (ii) upon an event of default under the Derivative Agreement in which the Derivative Counterparty is the defaulting party.

(d)
Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith.  State for each such distribution the aggregate amount and amount per share.  If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders.  If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19.
Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

On the record date for a distribution from the Company Income Account or Company Capital Account of a Company, the Transfer Agent shall provide the Depositor and Depository Trust Company with a statement of the amount per unit distributed from each such account.

The Custodian, Transfer Agent and Administrator shall keep proper books of record and account of all the transactions of each Company under the Services Agreement, and such books and records of each Company shall be open to inspection by any unitholder of such Company (which, for avoidance of doubt, shall be solely Depository Trust Company or its nominee) at all reasonable times during the usual business hours.  The Administrator shall prepare factors required for tax reporting for any Company that is a grantor trust and cause them to be disseminated as required by applicable federal tax law and regulations.  The Administrator is authorized to employ accountants and other agents as it deems necessary for the preparation of such factors and the expense of such accountants and agents shall be expenses of the Company.  The Depositor on behalf of Olden Lane Trust shall engage independent accountants to make such reviews of the portfolio of each Company as shall be necessary to maintain qualification of that Company as a RIC for tax purposes and to avoid imposition of tax on that Company or undistributed income in that Company.  The Depositor shall cause such independent accountants of the Company to prepare and file tax returns and prepare factors for the tax reporting for any Company that elects to be taxed as a RIC and shall supply the same to the Administrator for dissemination. The Depositor on behalf of Olden Lane Trust will sign all tax returns and other related documents.

Unless the Depositor determines that such an audit is not required, the Depositor shall cause the account of each Company to be audited not less than annually by independent public accountants designated from time to time by the Depositor and reports of such accountants shall be furnished by the Transfer Agent, upon request, to unitholders.

For each Company, within a reasonable period of time after the end of each calendar year, the Administrator shall prepare, and the Transfer Agent shall furnish to each person who at any time during the calendar year was a unitholder of such Company, a statement, covering the calendar year, setting forth with respect to the applicable Company:

(A)           as to the Company Income Account:

(i)	the amount of income received on the Securities (including income received as a portion of the proceeds of any disposition of Securities);

(ii)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the terms of the Services Agreement, if any, and for redemptions;

(iii)
the deductions, if any, from the Company Income Account for payment into the Company Reserve Account and any subsequent reverse credits from the Company Reserve Account back to the Company Income Account;

(iv)
the deductions for payment of applicable taxes and fees and expenses of Olden Lane Trust, the Trustee, the Custodian, the Transfer Agent, the Administrator, the Depositor, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Company;

(v)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any; and

(vi)
the balance remaining after such deductions and distributions to unitholders during the year expressed both as total dollar amounts and as a dollar amount per unit outstanding on the last business day of such calendar year (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively);

(B)           as to the Company Capital Account:

(i)
the net proceeds received due to sale, maturity, redemption, liquidation, termination or disposition of any of the Securities or Derivative Transactions, excluding any portion thereof credited to the Company Income Account;

(ii)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the terms of the Services Agreement, if any, and for redemptions;

(iii)
the deductions, if any, from the Company Capital Account for payments into the Company Reserve Account and any subsequent reverse credits from the Company Reserve Account back to the Company Capital Account;

(iv)
the deductions for applicable taxes and fees and expenses of Olden Lane Trust, the Trustee, the Custodian, the Depositor, the Evaluator, the Supervisor, counsel, auditors and any other expenses paid by the Company;

(v)	the deductions for payment of the Depositor’s expenses of organizing the Company;

(vi)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(vii)	the deductions for payment of the Depositor’s expenses of maintaining the registration of the units, if any; and

(viii)
the balance remaining after such deductions and distributions to unitholders during the year, expressed both as total dollar amounts and as a dollar amount per unit outstanding on the last business day of such calendar year (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively);

(C)	as to each Company Collateral Account (if applicable): such information as set forth in the Services Agreement;

(D)
as to the Company Reserve Account: any credits to or reductions from the Company Reserve Account from either the Company Income Account or the Company Capital Account and the deductions, if any, from the Company Reserve Account for payment of applicable taxes or governmental charges, if any;

(E)           with respect to each Company, the following information:

(i)
a list of the Securities held as of the last business day of such calendar year and a list which identifies all securities credited and debited during such calendar year, if any, such list separately identifying the Securities held in any Company Collateral Account containing Company assets, if any;

(ii)	the relevant quantities of Derivative Transactions and information detailing any increases or decreases to the quantities of Derivative Transactions during such calendar year;

(iii)	the number of units outstanding on the last business day of such calendar year;

(iv)	the unit value based on the last evaluation of such Company made during such calendar year and the date of such evaluation; and

(v)
the amounts actually distributed during such calendar year from the Company Income and Company Capital Accounts, separately stated, expressed both as total dollar amounts and as a dollar amount per unit outstanding on the record dates for such distributions (with respect to units of initial value of approximately $1,000, or per 10 units, 100 units or 1000 units if the initial value of the units was approximately $100, $10 or $1, respectively).

(F)
Within a reasonable period of time after written request of the Depositor or the Evaluator, the Administrator shall furnish a statement setting forth the reconciliation of funds in each specified account of a Company for the period specified.

20.	State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

(a)	Amendments to such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f).

(b)	The extension or termination of such indenture or agreement.

Reference is made to the information provided in answer to Item 10(f).

(c)	The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

See Item 20(d).

(d)	The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

The Trustee may be removed by the Depositor upon 30 days prior written notice to the Trustee. The Trustee may resign upon 30 days prior written notice to the Depositor. No resignation or removal of the Trustee shall be effective except upon the appointment of a successor Trustee. If no successor has been appointed within such 30 day period, the Trustee or the

Depositor may, at the expense of Olden Lane Trust, petition a court to appoint a successor Trustee.

The Trustee shall be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000.  In case at any time the Trustee shall not meet these requirements, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Trustee in an involuntary case, or the Trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the Trustee or for any substantial part of its property shall be appointed, or the Trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the Trustee’s performance as shall be reasonably established from time to time by the Depositor, or if the Depositor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the Trustee or (2) one or more grossly negligent acts on the part of the Trustee with respect to Olden Lane Trust, the Depositor may remove the Trustee and appoint a successor trustee as provided in the preceding paragraph.

Any entity into which the Trustee may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which the Trustee shall be a party, or any entity which succeeds to all or substantially all of the corporate trust business of the Trustee, shall be the successor trustee under the Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties to the Trust Agreement, except as may be required by applicable law.

The Administrative & Custodial Parties (collectively in all their respective capacities and not separately in less than all their respective capacities) or any successor thereto hereafter appointed may resign and be discharged under the Services Agreement from all (and not less than all) Companies, by executing an instrument in writing resigning and filing same with the Depositor and mailing a copy of a notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such instrument when such resignation is to take effect.  Upon receiving such notice of resignation, the Depositor shall promptly appoint a successor to the Administrative & Custodial Parties (collectively, in all their respective capacities, the “Successor Service Providers”) as provided in the Services Agreement.

In case at any time the Custodian shall not be a corporation organized and doing business under the laws of the United States or any state thereof, authorized to exercise corporate trust powers and having at all times an aggregate capital, surplus, and undivided profits of not less than $5,000,000, or any Administrative & Custodial Party shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of any Administrative & Custodial Party in an involuntary case, or any Administrative & Custodial Party, shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, sequestrator (or similar official) for any Administrative & Custodial Party or for any substantial part of its property shall be appointed, or any Administrative & Custodial Party shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for any Administrative & Custodial Party’s performance as shall be reasonably established from time to time by the Depositor, or if the Depositor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of an Administrative & Custodial Party or (2) one or more grossly negligent acts on the part of an Administrative & Custodial Party with respect to Olden Lane Trust, the Depositor, upon sixty days prior written notice, may remove the Administrative & Custodial Parties and appoint Successor Service Providers. Notice of such resignation or removal of the Administrative & Custodial Parties and appointment of the Successor Service Providers shall be mailed by the successor custodian, promptly after its acceptance of the appointment by the Successor Service Providers, to each unitholder then of record.

Each Successor Service Provider appointed pursuant to the terms of the Services Agreement shall execute, acknowledge and deliver to the Depositor and the retiring Administrative & Custodial Parties an instrument accepting such appointment, and each Successor Service Provider without any further act, deed or conveyance shall become vested with all the rights, powers, duties and obligations of its predecessor with like effect as if originally named as such and shall be bound by all the terms and conditions of the Services Agreement.  No Successor Service Provider shall be liable for the acts or omissions of its predecessor.

In case at any time the Administrative & Custodial Parties shall resign and no Successor Service Providers shall have been appointed and have accepted appointment within thirty days after notice of resignation has been received by the Depositor, the retiring Custodian may forthwith apply to a court of competent jurisdiction for the appointment of Successor Service Providers.  Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint Successor Service Providers.

Any entity into which any Administrative & Custodial Party may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which any Administrative & Custodial Party shall be a party, shall be the successor to the Administrative & Custodial Party under the Services Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties to the Services Agreement, or in any agreement relating to such merger or consolidation, by which such Administrative & Custodial Party may seek to retain certain powers, rights and privileges theretofore obtaining for any period of time following such merger or consolidation to the contrary notwithstanding.

Any resignation or removal of the Administrative & Custodial Parties and appointment of the Successor Service Providers pursuant to the Services Agreement shall become effective upon acceptance of appointment by the Successor Service Providers as provided above.  Each Administrative & Custodial Party and each Successor Service Provider’s right to indemnification shall survive its resignation or removal.

(e)	The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Reference is made to the information provided in answer to Item 20(f).

(f)	The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

If at any time the Depositor shall resign or fail to perform any of its duties under the Service Agreement; or shall become incapable of acting or shall be adjudged bankrupt or insolvent or a receiver of the Depositor or of its property shall be appointed, or any public officer shall take charge or control of the Depositor or of its property or affairs, then the Supervisor may, consistent with applicable law:

(i)	appoint a successor depositor at rates of compensation deemed by the Supervisor to be reasonable and not exceeding such reasonable amounts as may be defined by the SEC,

(ii)	assume the duties of the Depositor and receive additional compensation at rates determined as provided in clause (i), or

(iii)
dissolve and liquidate the affected Company in accordance with the Services Agreement and Trust Agreement.  In such case the Supervisor shall assume the duties of the Depositor in connection with such dissolution.

Promptly following the appointment of a successor depositor or the Supervisor’s election under clause (ii) above, the Transfer Agent shall provide notice to Depository Trust Company of such resignation or failure of the Depositor to act and of such appointment, assumption or election.  The Depositor shall be under no liability to the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Services Agreement or for errors in judgment, but shall be liable only for its own gross negligence, bad faith or willful misconduct in the performance of its duties.  The Depositor may rely in good faith on any paper, order, electronic communication, notice, list, affidavit, receipt, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by an Administrative & Custodial Party, counsel or any other persons pursuant to the Services Agreement.

21.	(a)	State the substance of the provisions of any indenture or agreement with respect to loans to security holders

The Custodian is authorized, but shall have no obligation, to advance funds to the Company for the payment of the Redemption Price to unitholders.  With respect to any such advance of funds, the Custodian is entitled to reimburse itself the amount of such advance from the proceeds of Securities sold or Derivative Transactions terminated or when sufficient funds are next available in the Company Income Account.

(b)
Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

The following items should be covered:

(1)	The name of each person who makes such agreements or arrangements with security holders.

(2)	the rate of interest payable on such loans.

(3)	The period for which loans may be made.

(4)	Costs or charges for default in repayment at maturity.

(5)	Other material provisions of the agreement or arrangement.

Not applicable.

(c)
If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

22.
State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

The Depositor and Supervisor are liable for the performance of their obligations arising from their responsibilities under the Services Agreement and Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Services Agreement or Trust Agreement for errors in judgment, except in cases of gross negligence, bad faith or willful misconduct.

In connection with the sales and terminations of Securities and Derivative Transactions described in Item 16, none of the Supervisor, Depositor or Administrative & Custodial Parties shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of a Security or termination of any Derivative Transaction or by reason of the failure to make any such sale or termination. The Custodian shall have no duty to sell or terminate any Securities or Derivative Transactions.

In connection with redemptions described in Item 17(c), none of the Administrative & Custodial Parties, Supervisor or Depositor shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of Securities or termination of Derivative Transactions.

None of the Depositor, Supervisor or Administrative & Custodial Parties shall be under any liability for any action taken or for refraining from taking any action in good faith in reliance upon prima facie properly executed documents except by reason of its own gross negligence, bad faith or willful misconduct.

On dissolution of a Company, in connection with the sales and terminations of Securities and Derivative Transactions, none of the Supervisor, Depositor or Administrative & Custodial Parties shall be liable or responsible in any way for depreciation or loss incurred by reason of any sale of a Security or termination of any Derivative Transaction or by reason or failure to make any such sale or termination.  The Custodian shall be directed to deduct from the proceeds of these sales and pay any tax or governmental charges and any brokerage commissions in connection with such sales.

No Administrative & Custodial Party shall be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) incurred by or asserted against a Company, except those costs, expenses, damages, liabilities or claims arising out of the Administrative & Custodial Party’s bad faith, gross negligence or willful misconduct.  In no event shall an Administrative & Custodial Party be liable to a Company or any third party for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with the Services Agreement, even if previously informed of the possibility of such damages and regardless of the form of action.  No Administrative & Custodial Party shall be liable for any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, resulting from, arising out of, or in connection with its performance under the Services Agreement, unless such loss, damage or expense arises out of the bad faith, gross negligence or willful misconduct of the Administrative & Custodial Party.

Each Administrative & Custodial Party shall have no responsibility for the terms of any Derivative Agreement or for any action taken pursuant to the Depositor’s written instruction or omitted to be taken in the absence of specific written instruction from the Depositor with respect to a Derivative Agreement.

Each Administrative & Custodial Party shall be under no liability with respect to moneys held by it in the Company Income Account, Company Reserve Account and Company Capital Account of a Company upon dissolution except to hold the same in custody within the meaning of the Investment Company Act of 1940, as amended, without interest until disposed of in accordance with the terms of the Services Agreement.

No Administrative & Custodial Party shall be liable for any taxes or other governmental charges imposed upon or in respect of the Securities, Derivative Transactions or upon the income or proceeds thereon.

The unitholders and each party to the Services Agreement may rely on any valuation furnished by the Evaluator.  The Services Agreement provides that the determinations made by the Evaluator and computations made by the Administrator shall be in good faith upon the basis of the best information available to it.  The Evaluator and Administrator shall be under no liability to the unitholders or any party to the Services Agreement for errors, provided, however, that the Evaluator and Administrator shall not be protected against any liability to which they would otherwise be subject by reason of gross negligence, bad faith or willful misconduct in the performance of their duties.

The Trust Agreement contains customary provisions limiting the liability of the Trustee. The Trustee shall not be personally liable under any circumstances in connection with any of the transactions contemplated by the Trust Agreement, except that such limitation shall not relieve the Trustee of any personal liability it may have to Olden Lane Trust or the beneficial owners for the Trustee’s own bad faith, willful misconduct or gross negligence in the performance of its express duties under the Trust Agreement.  In addition, the Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties.

In the exercise or administration of the Companies, the Trustee (i) may act directly or, at the expense of the Depositor, through agents or attorneys, and the Trustee shall not be liable for the default or misconduct of such agents or attorneys selected by it in good faith; and (ii) may, at the expense of the Depositor, consult with counsel, accountants and other experts, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants, or other experts selected by it in good faith.

The Trustee shall not be liable or responsible for delays or failures in the performance of its obligations under the Trust Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control (such acts include but are not limited to acts of God, strikes, lockouts, riots, acts of war and interruptions, losses or malfunctions of utilities, computer (hardware or software) or communications services); it being understood that the Trustee shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance under the Trust Agreement as soon as reasonably practicable under the circumstances.

The Trustee shall not have any duty or obligation to manage, make any payment in respect of, register, record, sell, dispose of or otherwise deal with the assets of Olden Lane Trust or any Company, or to otherwise take or refrain from taking any action under, or in connection with, any document contemplated by the Trust Agreement, except as expressly provided by the terms of the Trust Agreement.

The duties of the Trustee shall be limited to (i) accepting legal process served on Olden Lane Trust or any Company in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Trustee is required to execute under Section 3811 of the DSTA.

23.	Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

No bonding arrangement exists for individual officers, directors or employees.

24.
State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

Olden Lane Advisors LLC, an affiliate of the Depositor, serves as Evaluator and Supervisor for the Company.  Reference is made to information provided in answer to Item 13(a).

As specified in Item 10(f), the Depositor may direct the dissolution of the Company if a default, termination event or similar event under a Derivative Agreement, if any, has occurred.  The Derivative Agreement will provide that the occurrence of any of the following with respect to the Derivative Counterparty or the Company, as applicable, constitutes an event of default under the Derivative Agreement by the Derivative Counterparty or the Company, as applicable:

1.
the Derivative Counterparty or Company fails to make, when due, any payment under the Derivative Agreement, and such failure is not remedied by the first business day after notice of such failure is given to the Derivative Counterparty or Company, as applicable;

2.
subject to limited exceptions, the Derivative Counterparty fails to comply with or perform an obligation or agreement and such failure is not remedied by the thirtieth day after notice of such failure is given to the Derivative Counterparty;

3.	failure of the Derivative Counterparty or Company to comply with the collateral arrangement under the Derivative Agreement;

4.	subject to limited exceptions, the Derivative Counterparty makes or is deemed to make a representation that proves to have been incorrect or misleading in any material respect when made;

5.
the occurrence or existence of a default or other similar event in respect of the Derivative Counterparty under one or more agreements relating to borrowed money which has resulted in such debt becoming due and payable (or, if at maturity, amounts due and payable) in a stated aggregate amount; or

6.
the Derivative Counterparty or the Company are subject to certain insolvency events which, in general, involve events such as dissolutions; general assignments for the benefit of creditors; the institution of a voluntary or involuntary proceeding seeking a judgment of insolvency or bankruptcy; passing resolutions for winding-up or liquidation and like-kind events.

Termination Events.  The occurrence of the following with respect to the Derivative Counterparty or the Company constitutes a termination event (a “termination event”) under the Derivative Agreements:

1.	it becomes unlawful for the Derivative Counterparty or the Company to comply with any material provision of the Derivative Agreements as a result of legislative, regulatory or judicial action;

2.
due to a change in tax law or in the application or official interpretation of any tax law, the Derivative Counterparty or Company will, or there is a substantial likelihood that it will, on the next distribution date under the Derivative Agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld; or

3.
in the case of the Derivative Counterparty, the Company on the next distribution date under the Derivative Agreements be required to pay to the other party an additional tax amount or receive a payment from which a tax amount is required to be deducted or withheld, in either case as a result of the Derivative Counterparty merging with another entity.

III.	Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.	State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

Olden Lane Securities LLC is a Limited Liability Company formed in the state of Delaware on October 17, 2014.

26.	(a)
Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor or its affiliates in connection with the exercise of any functions or duties concerning any unit investment trust.

(b)
Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the Depositor of the Companies from any underlying investment company or any affiliated person or investment advisor of such company.

27.	Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust.

If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith.  If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

Olden Lane Securities LLC, the Depositor, is currently applying for registration under the Securities Exchange Act of 1934 as a broker-dealer, and to become a member of Financial Industry Regulatory Authority, Inc. (“FINRA”), and a member of Securities Investor Protection Corporation. The Depositor will not engage in any business while registration is pending.

Officials and Affiliated Persons of Depositor

28.	(a)
Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

The Olden Lane Securities LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

(b)	Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

The Olden Lane Securities LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Companies Owning Securities of Depositor

29.
Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

The Olden Lane Securities LLC Form BD filed with the SEC makes available the requested information and is hereby incorporated by reference.

Controlling Persons

30.	Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

None.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31.	Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

(b)
directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

(c)	indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not Applicable.

Compensation of Directors

32.
Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)	The aggregate direct remuneration to directors;

(b)	Indirectly or through subsidiaries to directors.

Not Applicable.

Compensation to Employees

33.	(a)
Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

(b)
Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant’s securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify).  If a person is employed in more than one capacity, classify according to predominant type of work.

Not Applicable.

Compensation to Other Persons

34.
Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not Applicable.

IV.	Distribution and Redemption of Securities

Distribution of Securities

35.
Furnish the names of the states in which sales of the trust’s securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

(A)	No sales of the Company’s securities are currently being made.

(B)
The Depositor intends to qualify the units for sale in a number of states which may vary from Company to Company.  The names of such states have not been determined but will be as of the initial date of deposit of the Companies but are currently anticipated to include all fifty states.

(C)	None.

36.	If sales of the trust’s securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37.	(a)
Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

(1)	Name of officer, agency or body.

(2)	Date of denial.

(3)	Brief statement of reason given for denial.

Not applicable.

(b)
Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

(1)	Name of officer, agency or body.

(2)	Date of revocation.

(3)	Brief statement of reason given for revocation.

Not applicable.

38.	(a)	Furnish a general description of the method of distribution of securities of the trust.

(b)
State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

The Company will enter into a Principal Underwriting Agreement pursuant to which the Depositor will act as principal underwriter.  The Depositor will use its best efforts to solicit orders to purchase units and in connection therewith locate and negotiate dealer agreements with the dealers referenced in Item 38(c).  The Depositor will receive and may re-allow all or any portion of the applicable sales charge referenced in Item 38(c).  The Principal Underwriting Agreement will be effective as of the initial date of deposit and is terminable on demand, by either party, on 60-days prior written notice to the other party.  The Principal Underwriting Agreement will terminate automatically and immediately in the event of its assignment.

(c)
State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.  In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

Units of the Companies are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus (i) any accrued interest and (ii) the applicable sales charge.  To the extent indicated in the Prospectus, such public offering price may also include organization costs and the creation and development fee referred to in the Prospectus.  The Depositor may allow dealers and agents a concession or agency commission in connection with the distribution of units during the initial offering period. The sales load is expected to vary from Company to Company depending upon circumstances including, but not limited to, the type of underlying assets included in a Company’s portfolio and a Company’s maturity.  The initial offering period for a Company will last until such time as the total number of units created are sold or as determined by the Depositor.

Units will be sold through dealers who are members of FINRA and through others.  Sales may be made to or through dealers at prices which represent discounts from the public offering price.  Certain commercial banks may make units of a Company available to their customers on an agency basis.  A portion of the sales charge paid by their customers is retained by or remitted to the banks.

The Depositor may allow dealers and agents a concession or agency commission in connection with the distribution of units during the initial offering period.  The Depositor reserves the right to change the dealer discounts set forth in the Prospectus from time to time.  In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Company and other unit investment trusts created by the Depositor.  The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

39.	(a)
State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

Reference is made to the answer to Item 25.

(b)	State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

Reference is made to the answer to Item 27.

40.	(a)	Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not applicable, as no fees have been received by the principal underwriter of the Company in connection with the exercise of any functions concerning securities of the Company during the period in question.

(b)
Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

(1)	The nature of such fee or participation.

(2)	The name of the person making payment.

(3)	The nature of the services rendered in consideration for such fee or participation.

(4)	The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable.

41.	(a)
Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities.  If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Olden Lane Securities LLC, the Depositor, is currently seeking registration under the Securities Exchange Act of 1934 as a broker-dealer, a member of Financial Industry Regulatory Authority, Inc. (“FINRA”), and a member of Securities Investor Protection Corporation. The Depositor will not engage in any business while registration is pending.

(b)
Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

(c)
Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42.
Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

Not applicable.

43.
Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

44.	(a)
Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the day of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant adds to the net asset value in computing offering price of its securities.

(6)	Whether adjustments are made for fractions:

(i)           before adding distributor’s compensation (load) and

(ii)           after adding distributor’s compensation (load).

The Evaluator will determine the value (positive or negative) of the assets of the Company (the “Evaluation”).  The Evaluation of Securities and Derivative Transactions shall be determined in the following manner, provided that the Evaluator may deem any price inappropriate as a basis for Evaluation and determine fair value as described under “Any Security for which the Evaluator cannot obtain a value as prescribed above or if determined as prescribed above, for which the Evaluator deems such price inappropriate as a basis for Evaluation” below:

For common and preferred shares which are listed on the NYSE or NASDAQ National Market System and traded in the U.S. public equity markets (such shares, “Traded Equity Securities”):

(i)
If the Securities are Traded Equity Securities, the Evaluator shall make such Evaluation based on the official price (or in the case of NASDAQ National Market System, the NASDAQ official closing price) on the evaluation time on the related exchange, which is the principal market therefor;

(ii)	if there is no available official closing price, the Evaluator shall make such Evaluation based on the last available bid prices of the Securities.

For domestic and foreign fixed income Securities and publically listed exchange traded equity Securities for which the Evaluator cannot obtain a value as prescribed in the “Traded Equity Securities” section above:

The Evaluator shall make such Evaluation for the above Securities based on the following methods:

(i)
if the Securities are publicly listed exchange traded equity Securities on a non-U.S. exchange, the Evaluator shall make such Evaluation based on the last official closing price on or prior to the evaluation time on the related exchange;

(ii)	if there is no available official closing price, the Evaluator shall make such Evaluation based on the basis of bid prices obtained from brokers and dealers for such Securities;

(iii)
if there is no available bid price, on the basis of bid prices obtained from independent pricing services for such Securities, based on either information provided by market makers or estimates of market values obtained from yield data relating to securities with similar characteristics; and

(iv)
if there is no available independent pricing service, on the basis of bid prices obtained from brokers and dealers for comparable securities, provided however, short-term investments having a maturity of 60 days or less are generally valued at amortized cost; however, securities with a demand feature exercisable by the seller within seven days are generally valued at par.

Any Security for which the Evaluator cannot obtain a value as prescribed above or if determined as prescribed above, for which the Evaluator deems such price inappropriate as a basis for Evaluation:

Securities are valued at fair value as determined in good faith by the Evaluator.  These fair value prices generally are calculated based upon where similar securities are trading in the market and may be priced based upon a pricing model and documentation pertaining to the Securities.

Amounts receivable in foreign currency:

If the Company holds Securities denominated in a currency other than U.S. dollars, the Evaluation of such Securities will be stated in U.S. dollars based on the then-current ask side value of any relevant currency exchange rate expressed in U.S. dollars.

Derivative Transactions:

In respect of Derivative Transactions, the Evaluator shall determine the Evaluation in the following manner:  (i) if options or futures positions held by the Company are exchange traded, those options and futures positions will be valued based on the last official closing price on or prior to the evaluation time on the primary exchange for such position provided that there is an operating market-clearing mechanism at the relevant time of determination, or if none, on the last available price prior to the evaluation time; (ii) if the Derivative Transaction is not traded on an exchange, the Evaluator will determine the value of based on its good faith determination of the fair value of such Derivative Transaction in its reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the Company in connection with an early termination of such Derivative Transaction as determined pursuant to the Derivative Agreement on the valuation date by the related Derivative Counterparty or any third party pricing service retained by the Evaluator, (b) current prices for the Derivative Transaction as obtained from investment dealers or brokers who customarily deal in financial instruments comparable to the Derivative Transaction and/or (c) prices for comparable futures contracts, options or securities.

Offering Period Evaluations:

Notwithstanding the forgoing, during the initial offering period of units, the Evaluation of (i) Securities shall be made in the manner described above on the basis of current ask prices and the ask side value of any relevant currency exchange rate expressed in U.S. dollars, provided that official closing price shall be used to the extent there is an operating market-clearing mechanism and the relevant time of determination is the evaluation time, (ii) when the Company is “long” the relevant Derivative Transactions, the basis of current ask prices and the ask side value of any relevant currency exchange rate expressed in U.S. dollars and (iii) when the Company is “short” the relevant Derivative Transactions, the basis of current bid prices and the bid side value of any relevant currency exchange rate expressed in U.S. dollars.

As of the evaluation time (a) on the last trading day of each year, (b) on the trading day on which any unit is tendered for redemption and (c) on any other day requested by the Depositor, the Administrator shall: add (i) all moneys on deposit in a Company (excluding (1) cash, cash equivalents or letters of credit deposited for the purchase of contract securities, unless such cash or letters of credit have been deposited in the Company Income and Company Capital Accounts because of failure to apply such moneys to the purchase of contract securities and (2) amounts credited to the Company Reserve Account), plus (ii) the aggregate Evaluation of all Securities (including contract securities and additional Securities for which purchase contracts have been entered into) and Derivative Transactions on deposit in or entered into by such Company (such Evaluation to be made by the Evaluator), plus (iii) all other income from the Securities (including accrued interest and dividends receivable on the Securities trading ex-dividend as of the date of such Evaluation) as of the evaluation time on the date of such Evaluation together with all other assets of such Company (for avoidance of doubt, such calculation shall include all moneys, and the Evaluation of all Securities and other assets, held in any Company Collateral Account containing Company assets).  The Evaluator shall direct the Administrator as to, and solely on the basis of such direction, the Administrator shall include in its computations any unpaid amount scheduled to be paid to or paid by the Company in connection with any termination of a Derivative Transaction.  For each such computation there shall be deducted from the sum of the above (i) amounts representing any applicable taxes or charges payable out of the respective Company and for which no deductions shall have previously been made for the purpose of addition to the Company Reserve Account, (ii) amounts representing estimated accrued expenses of such Company including but not limited to unpaid fees and expenses of the Administrative & Custodial Parties, the Evaluator, the Supervisor, the Depositor, any licensor and counsel, in each case as reported by the Administrator to the Depositor on or prior to the date of computation, (iii) if the Prospectus for a Company provides that the creation and development fee, if any, accrues on a daily basis, amounts representing unpaid accrued creation and development fees, (iv) if the Prospectus for a Company provides that the deferred sales charge, if any, accrues on a daily basis, amounts representing unpaid accrued deferred sales charge, (v) any amounts identified by the Administrator, as of the date of such computation, as held for distribution to unitholders of record as of a record date from the Company Income or Company Capital Account, or for payment of the Redemption Price of units tendered, prior to such date, and (vi) amounts owed to the Custodian for its advances.  Upon the payment of the Company’s organization expenses at the end of the Organization Expense Period, such expenses shall be deducted.

For Companies in which the applicable Prospectus provides for daily accrual of the creation and development fee and/or deferred sales charge, such fees will accrue on a daily basis at annual rates as set forth in such Prospectus. For Companies in which the applicable Prospectus provides that the entire creation and development fee will be assessed at the conclusion of the initial offering period, the reimbursement shall be for the account of unitholders of record at the conclusion of the initial offering period and shall have no effect on the unit value prior to such date.

(b)	Furnish a specimen schedule showing the components of the offering price of the trust’s securities as at the latest practicable date.

Not applicable.

(c)
If there is any variation in the offering price of the trust’s securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

Reference is made to the statements in answer to Item 13(c).

45.
Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

(a)	By whose action redemption rights were suspended.

(b)	The number of days’ notice given to security holders prior to suspension of redemption rights.

(c)	Reason for suspension.

(d)	Period during which suspension was in effect.

Not applicable.

Redemption Valuation of Securities of The Trust

46.	(a)	Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

(1)	The source of quotations used to determine the value of portfolio securities.

(2)	Whether opening, closing, bid, asked or any other price is used.

(3)	Whether price is as of the date of sale or as of any other time.

(4)	A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

(5)	Other items which registrant deducts from the net asset value in computing redemption value of its securities.

(6)	Whether adjustments are made for fractions.

Reference is made to information provided in answer to Item 44.

Under regulations issued by the Internal Revenue Service, the Transfer Agent is required to withhold a certain percentage of the principal amount of a unit redemption if the Transfer Agent has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

(b)	Furnish a specimen schedule showing the components of the redemption price to the holders of the Company’s securities as at the latest practicable date.

Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47.
Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position.  Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.  State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46.  If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

Reference is made to information provided in answer to Items 10(d) and 16.

In connection with redemptions, the computation of Redemption Price is identical to that set forth in Item 44.

V.	Information Concerning the Trustee or Custodian

48.	Furnish the following information as to each trustee or custodian of the trust:

(a)	Name and principal business address:

(b)	Form of organization.

(c)	State or other sovereign power under the laws of which the trustee or custodian was organized.

(d)	Name of governmental supervising or examining authority.

The Trustee is Wilmington Trust, National Association, with its principal executive office located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001.  The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System.

The Custodian is [●], a banking corporation organized under the laws of the State of [●] with its principal executive office located at [●] and its unit investment trust office at [●].  The Custodian is subject to supervision by the [●] State Department of Financial Services, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System.

49.
State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year.  Indicate the person paying such fees or expenses.  If any fees or expenses are prepaid, state the unearned amount.

Reference is made to the information provided in answer to Item 13(a).

50.
State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The fees and expenses owing to the Trustee, the Depositor or Administrative & Custodial Parties are secured by a lien on the Company.  These are charges relating solely to a particular Company and shall be charged only to that Company.

Any advances made by the Custodian pursuant to the Services Agreement will be secured by a lien on the assets of the Company prior to the interest of unitholders.

The Depositor may on behalf of the Company enter into one or more Derivative Agreements which may result in the granting of a security interest in certain assets of the Company contained in the Company Collateral Account in order to secure the Company’s obligations to make any payments under the related Derivative Transaction.

Reference is also made to the information provided in answer to Item 13(a).

VI.	Information Concerning Insurance of Holders of Securities

51.	Furnish the following information with respect to insurance of holders of securities:

(a)	The name and address of the insurance company.

(b)	The types of policies and whether individual or group policies.

(c)	The types of risks insured and excluded.

(d)	The coverage of the policies.

(e)	The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

(f)	The terms and manner of cancellation and of reinstatement.

(g)	The method of determining the amount of premium to be paid by holders of securities.

(h)	The amount of aggregate premiums paid to the insurance company during the last fiscal year.

(i)	Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

(j)	The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

Not applicable.

VII.	Policy of Registrant

52.	(a)
Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities.  If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services.  If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Reference is made to the information provided in answer to Item 16.

(b)	Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

(1)	Title of security.

(2)	Date of elimination.

(3)	Reasons for elimination.

(4)	The use of the proceeds from the sale of the eliminated security.

(5)	Title of security substituted, if any.

(6)	Whether depositor, principal underwriter, trustee or custodian or any affiliated person of forgoing were involved in the transaction.

(7)	Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

(c)	Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

(1)	the grounds for elimination and substitution;

(2)	the type of securities which may be substituted for any underlying security;

(3)	whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

(4)	whether such substituted securities may be the securities of another investment company; and

(5)	the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

Reference is made to the information provided in answer to Item 16.

(d)
Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

Regulated Investment Company

53.	(a)	State the taxable status of the trust.

The Companies will either be structured as grantor trusts or a regulated investment company as defined in Section 851 of the Internal Revenue Code for federal tax purposes.

(b)
State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code, and state its present intention with respect to such qualifications during the current taxable year.

The trust was not in existence during the last taxable year; however some Companies may elect to qualify as a regulated investment company as defined in Section 851 of the Internal Revenue Code.  Certain other series of Olden Lane Trust will be structured so that they are not associations taxable as corporations under the Internal Revenue Code.

VIII.	Financial and Statistical Information

54.	If the Company is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

Not applicable since information relates to registrant’s past 10 fiscal years.

(Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)

Financial Statements

Financial Statements of the Trust

1.	Consent of Certified Public Accountants.

Not applicable.

2.	Statement of Financial Condition of the Trust.

Not applicable.

Financial Statements of the Depositor

1.	Balance Sheet Reference is made to Exhibit F filed herewith.

2.	Profit and Loss Statement

Reference is made to Exhibit F filed herewith.

Exhibits

Exhibit A(1)(a)

Master Trust Agreement.

Exhibit A(1)(b)

Form of Series Supplement.

Exhibit A(1)(c)

Certificate of Trust.

Exhibit A(2)(a)

Form of Master Services Agreement.

Exhibit A(2)(b)

Form of Series MSA Supplement.

Exhibit A(3)(a)

Form of Principal Underwriting Agreement.

Exhibit A(3)(b)

Form of Dealer Agreement.

Exhibit A(5)

Form of Unit Certificate.

Exhibit A(6)(a)

Certificate of Formation of Depositor.

Exhibit A(6)(b)

Limited Liability Company Operating Agreement of Depositor.

Exhibit A(9)

Form of Derivative Agreement.

Exhibit A(11)

Form of Code of Ethics of Trust and Depositor.

Exhibit D*

Preliminary Prospectus.

__________________________
* Reference is made to the Registration Statement on Form S-6 for Olden Lane Trust Series 1 (File No. [●]) as filed on March 20, 2015.

Exhibit E

Information regarding directors and officers of the Depositor.

Exhibit F

Financial Statements of the Depositor.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Olden Lane Securities LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chatham and State of New Jersey on the 20th day of March, 2015.

Olden Lane Trust

By:	Olden Lane Securities LLC, as Depositor

	By:	/s/ Michel Serieyssol
		Name:	Michel Serieyssol
		Title:	Chief Executive Officer

Attest:

By:	/s/ Michael H. Kochmann
Name: Michael H. Kochmann
Title: Administration Manager

Exhibit Table of Contents

Master Trust Agreement	E-1

Form of Series Supplement	E-27

Certificate of Trust	E-36

Form of Master Services Agreement	E-37

Form of Series MSA Supplement	E-92

Form of Principal Underwriting Agreement	E-103

Form of Dealer Agreement	E-113

Form of Unit Certificate	E-128

Certificate of Formation of Depositor	E-132

Limited Liability Company Operating Agreement of Depositor	E-134

Form of Derivative Agreement	E-139

Form of Code of Ethics of Trust and Depositor	E-191

Preliminary Prospectus

Information regarding directors and officers of the Depositor	E-200

Financial Statements of the Depositor	E-201